Exhibit 99.62

[Sandstorm Resources Logo]

For Immediate Release:

SANDSTORM RESOURCES ANNOUNCES COMMERCIAL PRODUCTION

AT LUNA GOLD’S AURIZONA GOLD MINE

Vancouver, British Columbia, February 9, 2011 – Sandstorm Resources Ltd. (“Sandstorm”) (TSX-V: SSL) is pleased to announce the commencement of commercial production at Luna Gold Corp.’s (“Luna”) (TSX-V: LGC) Aurizona Gold Mine (“Aurizona”), located in Maranhão State, Brazil. Under the Gold Purchase Agreement with Luna, Sandstorm is entitled to purchase 17% of the life of mine gold produced from Aurizona at a per ounce price equal to the lesser of US$400 and the then prevailing market price.

Aurizona Gold Mine Status Highlights:

•	Gold Production for November 2010, December 2010 and January 2011 totaled 10,905 ounces
•	Combined 90-day average throughput rate in excess of 3,615 tonnes per day, including peak daily throughputs as high as 5,000 tonnes
•	Additional plant modifications to be completed in February and March 2011 will increase productive capacity and provide more consistency in production
•	Full production ramp-up to consistently produce 4,500 tonne-per-day capacity is on schedule for April 2011
•	On track to meet 2011 gold production guidance of 55,000 to 60,000 ounces
•	Gold is now being routinely produced and sold to customers globally

“I want to congratulate Luna on today’s production milestone,” said Sandstorm President & CEO Nolan Watson. “The Aurizona gold stream is one of Sandstorm’s flagship assets and it is great news that Luna is on track to meet its 2011 production targets.”

Luna continues to advance a number of initiatives to further enhance the economics at Aurizona with the aim to increase production capacity. To provide for this additional capacity Luna is undertaking major drill programs at Aurizona with the aim of increasing the resource base. There is potential for significant supplemental gold production from satellite deposits identified in the near mine area. As this successful ramp-up continues, Luna will focus on cost reduction and the acceleration of cash flows.

For more information on the Aurizona Gold Mine, please visit the Luna website at www.lunagold.com.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMRESOURCES.COM

[Sandstorm Resources Logo]

ABOUT SANDSTORM RESOURCES

Sandstorm Resources Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corporation, Rambler Metals and Mining plc, Brigus Gold Corp. and Metanor Resources Inc. For more information visit: http://www.sandstormresources.com

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in Sandstorm’s annual information form for the financial year ended December 31, 2009. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Gold Wheaton Gold Corp., Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMRESOURCES.COM

[Sandstorm Resources Logo]

Contact Information:

Investor Relations Contact

Denver Harris

(604) 689-0234

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMRESOURCES.COM